FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As 1/17/2012

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release titled “Ternium Completes Acquisition of Participation in Usiminas Control Group”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

Dated: January 17, 2012

Sebastián Martí
Ternium - Investor Relations
+1   (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium Completes Acquisition of Participation in Usiminas Control Group

Luxembourg, January 17, 2012 –Ternium S.A. (NYSE: TX) announced today that, together with its Argentine subsidiary Siderar and Confab Industrial S.A., a subsidiary of Tenaris S.A. (“TenarisConfab”), it completed the previously announced acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) from Camargo Corrêa, Votorantim and Caixa dos Empregados da Usiminas (Usiminas’ employee pension fund – “CEU”), or 27.7% of the voting capital, at a price of BRL36 per ordinary share (approximately USD19).  Ternium and Siderar financed their BRL4.1 billion share (approximately USD2.2 billion) with cash on hand and, in the case of Ternium, a USD700 million syndicated term loan.

Following the closing of the transaction, Messrs. Daniel Novegil, Roberto Vidigal and Alcides Morgante were appointed as members of Usiminas' board of directors, together with their alternates, to replace the board members nominated by Camargo Correa and Votorantim.  In addition, Usiminas’ board of directors appointed Julián Eguren, previously a senior executive with Ternium, as chief executive officer (Diretor-Presidente) of Usiminas.

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is the largest flat steel producer in the country, with 9.5 million tons of crude steel capacity, and the leader in the Brazilian flat steel market. Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods. In 2010, Usiminas had net sales of BRL13.0 billion (approximately USD7.4 billion).

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately ten million tons of finished steel products. More information about Ternium is available at www.ternium.com.